東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02 SEP -5 AM 9:34

27th August, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 26th August, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company was informed by the Liquidators on 23rd August, 2002 that Lansdowne Nominees Limited was appointed as the sole director of Haka, a wholly-owned subsidiary of CNMGHK, with effect from 8th August, 2002.

As at the date of this announcement, the Company is not aware that the change of directors of Haka has any impact on the Group's financial and operational position.

At the request of the Company, trading in the shares of the Company was suspended with effect from 9:30 a.m. on Monday, 26th August, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on Tuesday, 27th August, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

With reference to the Previous Announcements, the Company was informed by the Liquidators on 23rd August, 2002 that the Liquidators had made arrangements to appoint a nominee company of Ferrier Hodgson Limited, Lansdowne Nominees Limited, to be the sole director of Haka and all the existing directors of Haka (two of them are also directors of the Company) were removed with effect from 8th August, 2002 (the "Event"). The Company was also informed by the Liquidators that Lansdowne Nominees Limited was under the direct control of the Liquidators and the Event was a normal arrangement in liquidation.

Haka is the immediate controlling shareholder of the Company and a wholly-owned subsidiary of CNMGHK. Haka directly holds approximately 49.62% in the issued share capital of the Company while CNMGHK directly holds approximately 4.25% and indirectly through Haka holds 49.62% in the issued share capital of the Company, totally approximately 53.87%.

As at the date of this announcement, the Company is not aware that the Event has any impact on the Group's financial and operational position.

The Company was further confirmed by the Liquidators that, as at the date of this announcement, no formal offer has been made to the Liquidators in respect of CNMGHK's shareholding interest in the Company and no formal agreement or agreed terms have been reached.

At the request of the Company, trading in the shares of the Company was suspended with effect from 9:30 a.m. on Monday, 26th August, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on Tuesday, 27th August, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Definitions

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited
"Company"	ONFEM Holdings Limited
"Exchange"	The Stock Exchange of Hong Kong Limited
"Haka"	Haka International Limited
"Group"	the Company and its subsidiaries
"Liquidators"	John Lees and Desmond Chiong, the liquidators of CNMGHK appointed by the High Court of the Hong Kong Special Administrative Region on 19th June, 2002
"Previous Announcements"	the announcements of the Company dated 4th February, 2002, 10th April, 2002 and 9th May, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 26th August, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company was informed by the Liquidators on 23rd August, 2002 that Lansdowne Nominees Limited was appointed as the sole director of Haka, a wholly-owned subsidiary of CNMGHK, with effect from 8th August, 2002.

As at the date of this announcement, the Company is not aware that the change of directors of Haka has any impact on the Group's financial and operational position.

At the request of the Company, trading in the shares of the Company was suspended with effect from 9:30 a.m. on Monday, 26th August, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on Tuesday, 27th August, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

With reference to the Previous Announcements, the Company was informed by the Liquidators on 23rd August, 2002 that the Liquidators had made arrangements to appoint a nominee company of Ferrier Hodgson Limited, Lansdowne Nominees Limited, to be the sole director of Haka and all the existing directors of Haka (two of them are also directors of the Company) were removed with effect from 8th August, 2002 (the "Event"). The Company was also informed by the Liquidators that Lansdowne Nominees Limited was under the direct control of the Liquidators and the Event was a normal arrangement in liquidation.

Haka is the immediate controlling shareholder of the Company and a wholly-owned subsidiary of CNMGHK. Haka directly holds approximately 49.62% in the issued share capital of the Company while CNMGHK directly holds approximately 4.25% and indirectly through Haka holds 49.62% in the issued share capital of the Company, totally approximately 53.87%.

As at the date of this announcement, the Company is not aware that the Event has any impact on the Group's financial and operational position.

The Company was further confirmed by the Liquidators that, as at the date of this announcement, no formal offer has been made to the Liquidators in respect of CNMGHK's shareholding interest in the Company and no formal agreement or agreed terms have been reached.

At the request of the Company, trading in the shares of the Company was suspended with effect from 9:30 a.m. on Monday, 26th August, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on Tuesday, 27th August, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Definitions

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited
"Company"	ONFEM Holdings Limited
"Exchange"	The Stock Exchange of Hong Kong Limited
"Haka"	Haka International Limited
"Group"	the Company and its subsidiaries
"Liquidators"	John Lees and Desmond Chiong, the liquidators of CNMGHK appointed by the High Court of the Hong Kong Special Administrative Region on 19th June, 2002
"Previous Announcements"	the announcements of the Company dated 4th February, 2002, 10th April, 2002 and 9th May, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 26th August, 2002

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司於二零零二年八月二十三日接獲清盤人通知，Lansdowne Nominees Limited獲委任為Haka（集團公司之全資附屬公司）之唯一董事，生效日期為二零零二年八月八日。

截至本公佈之日期，本公司並未發現Haka更換董事對本集團之財務及營運情況有任何影響。

應本公司之要求，本公司之股份由二零零二年八月二十六日星期一上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零二年八月二十七日星期二上午九時三十分起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

繼較早前之公佈，本公司於二零零二年八月二十三日接獲清盤人通知，清盤人已安排委任Lansdowne Nominees Limited（富理誠有限公司之代名公司）為Haka唯一董事，而Haka所有現任董事（其中兩位亦為本公司之董事）已被罷免，生效日期為二零零二年八月八日（「該事件」）。本公司亦接獲清盤人通知，Lansdowne Nominees Limited是由清盤人直接操控的，及該事件是清盤過程中之一項正常安排。

Haka為本公司之直接控股股東及集團公司之全資附屬公司。Haka直接持有約49.62%之本公司已發行股本，而集團公司則直接持有約4.25%及透過Haka間接持有約49.62%之本公司已發行股本，總數約為53.87%。

截至本公佈之日期，本公司並未發現該事件對本集團之財務及營運情況有任何影響。

本公司獲清盤人進一步確認，截至本公佈之日期，清盤人沒有就由集團公司持有之本公司股權接獲正式要約，亦沒有達成正式協議或條款。

應本公司之要求，本公司之股份由二零零二年八月二十六日星期一上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零二年八月二十七日星期二上午九時三十分起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	指	中國有色金屬（香港）集團有限公司
「本公司」	指	東方有色集團有限公司
「聯交所」	指	香港聯合交易所有限公司
「Haka」	指	Haka International Limited
「本集團」	指	本公司及其附屬公司
「清盤人」	指	於二零零二年六月十九日獲香港特別行政區高等法院委任為集團公司清盤人之John Lees及Desmond Chiong
「較早前之公佈」	指	本公司日期分別為二零零二年二月四日、二零零二年四月十日及二零零二年五月九日之公佈

承董事會命
董事總經理
王幸東

香港，二零零二年 八月二十六日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司於二零零二年八月二十三日接獲清盤人通知，Lansdowne Nominees Limited獲委任為Haka(集團公司之全資附屬公司)之唯一董事，生效日期為二零零二年八月八日。

截至本公佈之日期，本公司並未發現Haka更換董事對本集團之財務及營運情況有任何影響。

應本公司之要求，本公司之股份由二零零二年八月二十六日星期一上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零二年八月二十七日星期二上午九時三十分起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

繼較早前之公佈，本公司於二零零二年八月二十三日接獲清盤人通知，清盤人已安排委任Lansdowne Nominees Limited(富理誠有限公司之代名公司)為Haka唯一董事，而Haka所有現任董事(其中兩位亦為本公司之董事)已被罷免，生效日期為二零零二年八月八日(「該事件」)。本公司亦接獲清盤人通知，Lansdowne Nominees Limited是由清盤人直接操控的，及該事件是清盤過程中之一項正常安排。

Haka為本公司之直接控股股東及集團公司之全資附屬公司。Haka直接持有約49.62%之本公司已發行股本，而集團公司則直接持有約4.25%及透過Haka間接持有約49.62%之本公司已發行股本，總數約為53.87%。

截至本公佈之日期，本公司並未發現該事件對本集團之財務及營運情況有任何影響。

本公司獲清盤人進一步確認，截至本公佈之日期，清盤人沒有就由集團公司持有之本公司股權接獲正式要約，亦沒有達成正式協議或條款。

應本公司之要求，本公司之股份由二零零二年八月二十六日星期一上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零二年八月二十七日星期二上午九時三十分起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	指	中國有色金屬(香港)集團有限公司
「本公司」	指	東方有色集團有限公司
「聯交所」	指	香港聯合交易所有限公司
「Haka」	指	Haka International Limited
「本集團」	指	本公司及其附屬公司
「清盤人」	指	於二零零二年六月十九日獲香港特別行政區高等法院委任為集團公司清盤人之John Lees及Desmond Chiong
「較早前之公佈」	指	本公司日期分別為二零零二年二月四日、二零零二年四月十日及二零零二年五月九日之公佈

承董事會命
董事總經理
王幸東

香港，二零零二年 八月二十六日

* *僅供識別*